Exhibit 1.1

CONTRACT

Between

Brera Milano S.r.l., Fiscal Code (C.F. 09703750969), with registered office in Piazza San Giorgio 2, Milan (Italy), a company incorporated under Italian law, in the person of its legal representative pro tempore Francesca Duva, (hereinafter also “Brera Milano”)

And

Tchumene FC Sports Association, with registered office in Av. African Union 4169 – Matola, in person of the legal representative pro tempore Simão Cossa etc., (hereinafter also “Tchumene FC” or the “Club”), hereinafter individually also the “Party” and jointly also the “Parties”, whereas:

-	Tchumene FC is a newly established club operating in Mozambique, close to participating in the 2023 season of the national football second division;

-	Brera Milano is an Italian company active in football operations on a global scale, mainly through the dissemination of its brand and its know-how to other clubs;

-	Tchumene FC and Brera Milano are interested in developing a collaborative relationship aimed at the establishment of the sporting activity of the Club;

it is agreed and stipulated as follows

Art. 1 – Premises

1.1 The contract conditions indicated above form an integral and substantial part of this agreement.

Art. 2 – Object of the Contract and Obligations of the Parties

2.1 Tchumene FC and Brera Milano are committed to starting a strategic partnership, through the establishment of Sponsorship and Franchising relationships, with the faculty for Brera Milano to qualify as a “Sponsor / Franchisor”.

2.2 Brera Milano undertakes towards Tchumene FC, for the 2023 football season:

a) to pay a flat-rate annual contribution of €25,000 (twenty-five thousand), which will be paid €15,000 (fifteen thousand) upon signing this contract and €10,000 (ten thousand) by the middle of the sports season of the current act 2023; for the following sports seasons, without prejudice to the necessary validity of this agreement, the annual lump sum contribution of €25,000 (twenty-five thousand) will be paid within thirty days of the annual renewal of the contract;

b) to carry out the promotional activity of the Club in Europe and the rest of the world, by virtue of its network of relationships with operators in the world of football and, in relation to its US partners, of finance;

c) to carry out the communication activity of the Club in Europe and the rest of the world, through its own communication channels;

d) to carry out technical and management consulting activities, in particular in relation to scouting of players and their eventual inclusion in the European transfer market.

2.3 Tchumene FC undertakes to grant Brera Milano, for the 2023 season:

a) Rebranding of the Club from “Tchumene FC” to “Brera Tchumene FC”, with simultaneous modification of the logo and corporate colours, as per Annex 1 which forms an integral part of this contract;

b) Faculty to define the name of the shirt sponsor, also possibly from third party companies; whether, as a priority hypothesis (until the beginning of the 2023 season), the sponsor is an Italian company with which Brera Milano already works in other projects, part of the revenue generated can be allocated to Brera Tchumene; if, as a secondary hypothesis, the sponsor was found in Mozambique, the parties undertake to agree on the division of revenues in accordance with the market standards;

c) Content delivery (images, videos and texts) relating to the life of the Club for their redistribution on the channels and media of Brera Milano;

d) Authorization to use the Brera Tchumene FC brand for any communication activity and promotion;

e) Nominee, with the title of Club Chairman without legal representation, of a figure indicated by Brera Milano authorized to manage external relations with the media and institutions.

Art. 3 – Exclusion of the exclusive right

3.1 The parties declare that this contract is not subject to an exclusivity obligation, with faculty therefore for Brera Milano to sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

Art. 4 – Duration and tacit renewal of the contract

4.1 This agreement will be valid only for the sports seasons in which the Club will play in second division.

4.2 In any case, both Parties have the right to withdraw freely at the end of each sports season, subject to communication to be sent to the other Party with a notice period of at least thirty days.

4.3 If the Club enters the Moçambola (first division), this agreement will be considered terminated, with the Parties’ commitment to renegotiate their reciprocal relations in the direction of greater commitment, both general and technical-sports management, by Brera Milano.

4.4 In any case of termination of this contract, all obligations assumed by the Parties will cease and the Club will be required to modify its brand which will no longer have to contain the “Brera” brand.

Art. 5 – Exemption from technical-sports management

5.1 The Parties mutually acknowledge that the technical-sports management and the organizational choices remain the exclusive competence of Tchumene FC and, therefore, Brera Milano will not intervene or assume any responsibility for the progress of the Club’s sporting activity.

Art. 6 – Termination and express termination clause

6.1 The Parties, without prejudice to what was agreed in Article 4 above, agree and stipulate that, in the event of a breach of an obligation agreed upon in this agreement, the performing Party shall advance a formal objection to the defaulting Party also indicating a period for compliance having a peremptory nature.. If the defaulting Party has not remedied it within the above period mentioned, the performing party may terminate the contract.

Art. 7 - Contractual amendments

7.1 Any modification of this agreement must be agreed in writing between the Parties.

Article 8 - Communications

8.1 Any communication expected, required or otherwise necessary in connection with this writing, will be considered effectively and validly executed, under penalty of nullity, only if resulting from written document with proof of receipt sent to the other Party to the following addresses:

(i) for Brera Milano S.r.l.: piazza San Giorgio 2 - 20123 Milano (Italy)

(ii) for Tchumene FC Sports Association:

Art. 9 – Confidentiality obligations

9.1 The Parties undertake to respect and enforce the following provisions:

●	keep confidential all data, information (written or oral) and news concerning the Parties, the activities and affairs of the same (the “Confidential Information”), obtained or received as a result of the discussions that led to the signing of this agreement or in its execution;

●	protect the confidentiality of Confidential Information with the same care with which it comes protected the confidentiality of your confidential information, implementing all measures and precautions necessary to prevent its disclosure, loss, destruction or unauthorized use;

●	not to copy, use or reproduce the Confidential Information without the prior consent written by the other Party, except when such activities are strictly necessary for the execution of the services covered by this agreement.

9.2 For the purposes of this article, Confidential Information does not include information that:

●	becomes public knowledge before the signing of this agreement, or during or after its duration, provided that this has not occurred in violation of the provisions of the agreement;

●	each Party proves that it is known to it before being transmitted by the other Party, provided that its source does not violate a confidentiality agreement or the law.

9.3 The Confidential Information may, however, be communicated to the competent Authorities that require the Parties to transmit any Confidential Information; if so, if and to the extent in which is permitted by the applicable legislation, each Party undertakes to communicate immediately to the other Party the received request and to agree on the timing, mode and extension of the communication.

9.4 Each Party shall immediately notify the other Party of any violations of the confidentiality obligations referred to in this article of which it has become aware and will have to collaborate with such Party in the protection of the rights of the latter.

Art. 10 – Applicable law and competent court

10.1 What is agreed in this agreement is subject to the application of Mozambican law and to the Mozambican jurisdiction.

Read, approved and undersigned.

Place and date March 17, 2023

Tchumene FC	Brera Milano

/s/ Simao Cossa	/s/ Francesca Duva

Annex 1

[Pictures of logo and corporate colors]

A-1